United States securities and exchange commission logo





                               June 9, 2022

       Tracey Travis
       Executive Vice President and Chief Financial Officer
       ESTEE LAUDER COMPANIES INC
       767 Fifth Avenue
       New York, New York 10153

                                                        Re: ESTEE LAUDER
COMPANIES INC
                                                            Form 10-K for the
Year Ended June 30, 2021
                                                            Response dated May
25, 2022
                                                            File No. 001-14064

       Dear Ms. Travis:

              We have reviewed your May 25, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 12, 2022 letter.

       Form 10-K for the Year Ended June 30, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of
       Operations, page 28

   1. We note your response to comment 1. Your response indicates that changes in net sales from fiscal 2020 to
fiscal 2021 were attributable to changes in volumes and new products.
                                                        Please correspondingly
clarify in your disclosures that the increases in net sales are due to increases in volumes
and new products as well as quantify the extent to which each of these factors
contributed to increases. Please also confirm, if true, that pricing did not materially impact net
sales. Your response also includes excerpts from your current disclosures, including
that "reported net sales increased in fiscal 2021, primarily due to higher net sales in
skin care, fragrance and hair care, as well as growth in our Asia/Pacific and Europe, the Middle
East & Africa regions." It is again not clear whether these net
 Tracey Travis
ESTEE LAUDER COMPANIES INC
June 9, 2022
Page 2
         sales increases are due to changes in pricing, changes in volume, or the introduction of new products. Refer to Item 303(b)(2)(iii) of Regulation S-K and further expand your disclosures, as appropriate.
       You may contact Nudrat Salik at (202) 551-3692 or Jeanne Baker at (202) 551-3691 if
you have any questions.



FirstName LastNameTracey Travis                                Sincerely,
Comapany NameESTEE LAUDER COMPANIES INC
                                                               Division of
Corporation Finance
June 9, 2022 Page 2                                            Office of Life
Sciences
FirstName LastName